SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                             (Amendment No. _2_)(1)

                                 NetManage, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title Of Class Of Securities)

                                    641144308
                                 (CUSIP Number)

                                   Daniel Zeff
                          c/o Zeff Holding Company, LLC
                        50 California Street, Suite 1500
                             San Francisco, CA 94111
                                 (415) 439-5274

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 6, 2006

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



         CUSIP No.  641144308
                                         13D


--------- ------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Daniel Zeff
--------- ------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                           (a)  [ ]
                                                                                                           (b)  [x]

--------- ------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
--------- ------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                               [ ]

--------- ------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 903,788
                       ------ ----------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ ----------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               903,788
                       ------ ----------------------------------------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
---------------------- ------ ----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)

          903,788
--------- ------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                                                                [x]

--------- ------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.57%(2)
--------- ------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- ------------------------------------------------------------------------------------------------------------


________________________
(1) Includes 395,492 shares of Common Stock owned by Zeff Capital Partners I, L.P. Because Zeff Holding Company, LLC has sole voting and investment power over Zeff Capital Partner I, L.P.'s security holdings and Mr. Zeff, in his role as the sole manager and member of Zeff Holding Company, LLC, controls its voting and investment decisions, each of Zeff Capital Partners I, L.P., Zeff Holding Company, LLC, and Mr. Zeff may be deemed to have beneficial ownership of the shares owned of record by Zeff Capital Partners I, L.P. Also includes 508,296 shares of Common Stock owned by Spectrum Galaxy Fund Ltd. Because Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class shares of Spectrum Galaxy Fund Ltd. and Mr. Zeff, in his role as investment manager, controls its voting and investment decisions, Mr. Zeff may be deemed to have beneficial ownership of the shares owned of record by Spectrum Galaxy Fund Ltd.


(2) Based on 9,442,367 shares of Common Stock of NetManage, Inc. ("NetManage" or the "Issuer") outstanding at August 9, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 11, 2006.



--------- ------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Zeff Holding Company, LLC
--------- ------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                           (a)  [ ]
                                                                                                           (b)  [x]

--------- ------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------- ------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                               [ ]

--------- ------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 395,492
                       ------ ----------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ ----------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               395,492
                       ------ ----------------------------------------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
---------------------- ------ ----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(3)

          395,492
--------- ------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*(4)
                                                                                                                [x]

--------- ------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.19%(2)
--------- ------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------- ------------------------------------------------------------------------------------------------------------

__________________
(3)  Because Zeff Holding Company, LLC has sole investment and voting power over
     395,492 shares of Common Stock owned of record by Zeff Capital  Partners I,
     L.P., Zeff Holding Company,  LLC may be deemed to have beneficial ownership of these shares.

(4) The amount in row (11) excludes 508,296 shares of Common Stock owned of record by Spectrum Galaxy Fund Ltd. Each of Zeff Holding Company, LLC and
     Zeff Capital Partners I, L.P. expressly disclaims beneficial ownership of all shares held by Spectrum Galaxy Fund Ltd.





--------- ------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Zeff Capital Partners I, L.P.
--------- ------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                           (a)  [ ]
                                                                                                           (b)  [x]

--------- ------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------- ------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                               [ ]

--------- ------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 395,492
                       ------ ----------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ ----------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               395,492
                       ------ ----------------------------------------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
---------------------- ------ ----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          395,492
--------- ------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*(4)
                                                                                                                [x]

--------- ------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.19%(2)
--------- ------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------- ------------------------------------------------------------------------------------------------------------




--------- ------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Spectrum Galaxy Fund Ltd.
--------- ------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                           (a)  [ ]
                                                                                                           (b)  [x]

--------- ------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------- ------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                               [ ]

--------- ------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
--------- ------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 508,296
                       ------ ----------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ ----------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               508,296
                       ------ ----------------------------------------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
---------------------- ------ ----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          508,296
--------- ------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*(5)
                                                                                                                [x]

--------- ------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.38%(2)
--------- ------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- ------------------------------------------------------------------------------------------------------------

__________________


(5) The amount in row (11) excludes 395,492 shares of Common Stock owned of record by Zeff Capital Partners I, L.P. Spectrum Galaxy Fund Ltd. expressly disclaims beneficial ownership of all shares held through Zeff Capital
     Partners I, L.P.


Item 4.  Purpose of the Transaction

         Item 4 as previously filed is hereby amended to add the following:

         On October 24, 2006, the Issuer sent the filing persons a letter rejecting their offer to purchase the company at a price of $5.25 per share, stating that the offered price was "inadequate." After considering the response the filing persons have determined to increase the price offered by their proposal to $5.50 per share.

         On November 6,2006, the filing persons sent the Issuer a letter increasing the proposed price to $5.50, asking for a response by November 20, and providing certain information. The revised proposal is not subject to any financing contingency. A copy of this letter is attached to this amendment as Exhibit A."

Item 7.  Material to be filed as Exhibits


         EXHIBIT A: Letter to Board of Directors dated November 6, 2006

         CUSIP No.  641144308
                                         13D


                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 6, 2006

                                      Zeff Capital Partners I, L.P.
                                      By: Zeff Holding Company, LLC,
                                      its General Partner

                                      By: /s/ Daniel Zeff
                                          --------------------------------------
                                          Daniel Zeff, Manager


                                      Zeff Holding Company, LLC


                                      By: /s/ Daniel Zeff
                                          --------------------------------------
                                          Daniel Zeff, Manager


                                      Spectrum Galaxy Fund Ltd.


                                      By: /s/ Dion R. Friedland
                                          --------------------------------------
                                          Dion R. Friedland, Director


                                      By: /s/ Daniel Zeff
                                          --------------------------------------
                                          Daniel Zeff

                                    EXHIBIT A

   Riley Investment Management, LLC              Zeff Capital Partners, L.P.
11100 Santa Monica Boulevard, Suite 810        50 California Street, Suite 1500
     Los Angeles, California 90025                 San Francisco, CA 94111


                                November 6, 2006


NetManage, Inc.
Board of Directors
c/o Mr. Zvi Alon, President
20883 Stevens Creek Boulevard
Cupertino, CA  95014


Dear Mr. Alon:

In your letter to us, dated October 24, 2006, you informed us of your Board of Directors' decision to reject our proposal to acquire NetManage for $5.25 per share. Consequently, we have decided to increase our offer to acquire all of the outstanding shares of NetManage common stock that we do not already own to $5.50 per share in cash. We are extending the date for you to respond to our proposal to November 20, 2006. Following NetManage's continued operating losses, as reported in your last earnings release on October 23, 2006, we view our proposal as a fair price for NetManage's stock.

We wish to reiterate that we have the necessary financial resources at our disposal to finance our proposed acquisition of NetManage. We hope to enter into negotiations with NetManage's Board of Directors as soon as possible, and hope it will consider our offer seriously for the benefit of NetManage's shareholders.

Our proposal remains conditioned upon, among other things, completion of satisfactory due diligence and negotiation of mutually acceptable definitive agreements (and the conditions set forth in such agreements). In addition, this letter does not constitute a legally binding obligation, and there will be no binding obligation except as set forth in definitive acquisition documents executed by all parties. We have no obligation to enter into or consummate a transaction, except if and to the extent reflected in any such executed, definitive agreements.


                                ------------------------------------------------
                                 Bryant R. Riley, as Managing Member, Riley
                                 Investment Management LLC


                                ------------------------------------------------
                                  Daniel Zeff, as Managing Partner,
                                  Zeff Capital Partners, L.P.